Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2014

Hong Kong – December 29, 2014 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2014.

The Company’s revenues for the six months ended June 30, 2014 (“1H 2014”) were approximately US$9,863,000, a 4.9% increase as compared to approximately US$9,400,000 for the six months ended June 30, 2013 (“1H 2013”). This increase was primarily attributable to the increase in revenues from trading and manufacturing activities.

Gross profits decreased by 9.1% to approximately US$2,358,000 for 1H 2014 as compared to approximately US$2,593,000 for 1H 2013. The decrease was mainly due to the decrease in gross margin from engineering activities as a result of keen price competition under the current economic conditions.

Selling and administrative expenses increased by approximately US$107,000 to  US$2,871,000 for 1H 2014 as compared to approximately US$2,764,000 for 1H 2013. The increase was primarily due to the increase of approximately US$146,000 in development costs of for Ballast Water Treatment Systems (“BWTS”) to approximately US$283,000 for 1H 2014 as compared to approximately US$137,000 for 1H 2013.

The net loss decreased by US$4,000 to approximately US$142,000 for 1H 2014, as compared to net loss of approximately US$146,000 for 1H 2013. This was primarily due to increase in profit contribution of approximately US$161,000 from the affiliates. If the development costs for BWTS were excluded, it was a breakeven position.

Although Euro Tech has obtained type approval certificate from China’s Classification Society for its 300 Cubic Meters per hour BWTS, the Company still has a lot to do now. It has to apply an Alternate Management Systems (“AMS”) acceptance required by U.S. Coast Guard enabling the BWTS to be used on vessels entering U.S. territorial waters. While marketing  the 300 Cubic Meters per hour BWTS directly and through its distributors, the Company realizes it has to develop other ranges of BWTS, namely 1,000, 750 and 500 Cubic Meters per hour BWTS to meet different requirements of its potential customers now.

Despite the economy slowdown in China, Euro Tech is positive about the BWTS business potential, and the progress of seeking foreign partners and strategic partners for cooperation to work on BWTS business and wastewater treatment contracts inside and outside China

About BWTS

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. The market potential for retrofits and new installations of BWTS in these old and new ocean-going vessels is enormous.

About AMS

AMS acceptance by the U.S. Coast Guard is a temporary designation given to BWTS approved by a foreign administration. It enables BWTS to be used on vessels for a period of up to 5 years, while the treatment system undergoes approval testing to U.S. Coast Guard standards.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2013.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2014 (Unaudited)	As of December 31, 2013 (Audited)
	US$’000	US$’000
Assets

Current assets:
Cash and cash equivalents	5,030	5,406
Restricted cash	322	565
Accounts receivable, net	3,199	4,082
Prepayments and other current assets	1,732	1,284
Inventories	587	494
Total current assets	10,870	11,831

Property, plant and equipment, net	845	889
Investments in affiliates	10,069	9,851
Goodwill	1,071	1,071
Deferred tax assets	228	236
Total assets	23,083	23,878

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	3,455	3,115
Other payables and accrued expenses	1,830	2,686
Taxation payable	152	200
Total current liabilities	5,437	6,001

Commitments and contingencies	-	-
Shareholders’ equity:
Ordinary share, 20,000,000 (As of December 31, 2013: 20,000,000) shares authorized; 2,229,609 (As of December 31, 2013: 2,229,609) shares issued and outstanding	123	123
Additional paid-in capital	9,533	9,533
Treasury stock, 160,386 (As of December 31, 2013: 160,386) shares at cost	(766)	(766)
PRC statutory reserve	315	315
Accumulated other comprehensive income	755	784
Retained earnings	5,741	5,883
Equity attributable to owners of Euro Tech	15,701	15,872
Non-controlling interest	1,945	2,005
Total shareholders’ equity	17,646	17,877

Total liabilities and shareholders’ equity	23,083	23,878

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

	2014 (Unaudited)	2013 (Unaudited)
	US$’000	US$’000
Revenues
Trading and manufacturing	6,122	5,775
Engineering	3,741	3,625
Total revenues	9,863	9,400

Cost of revenues
Trading and manufacturing	(4,837)	(4,517)
Engineering	(2,668)	(2,290)
Total cost of revenues	(7,505)	(6,807)
Gross profit	2,358	2,593

Selling and administrative expenses	(2,871)	(2,764)
Operating loss	(513)	(171)
Interest income	17	29
Other income, net	37	36
Loss before income taxes and equity in profit of affiliates	(459)	(106)

Income taxes	39	(42)
Equity in profit of affiliates	218	57
Net loss	(202)	(91)
Less: net loss/(income) attributable to non-controlling interest	60	(55)
Net loss attributable to the Company	(142)	(146)
Other comprehensive loss
Net loss	(202)	(91)
Foreign exchange translation adjustments	(29)	118
Comprehensive (loss)/income	(231)	27
Less: Comprehensive loss/(income) attributable to non-controlling interest	60	(142)
Comprehensive loss attributable to the Company	(171)	(115)

Net loss per ordinary share
- Basic	US($0.07)	US($0.07)

- Diluted	US($0.07)	US($0.07)
Weighted average number of ordinary shares outstanding
- Basic	2,069,223	2,069,223

- Diluted	2,069,223	2,069,223

CONTACT:           Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel:  852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com